The Otaigbe Group

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9720 Capital Court Suite #100
Manassas, VA 20112

Independent Accountant's Review Report

The Members
Sonatafy Technology, LLC
1350 E. Flamingo Rd. Suite 319
Las Vegas, NV 89119

We have reviewed the accompanying financial statements of Sonatafy Technology, LLC, which comprise the balance sheets, the related statements of income, changes in members' equity, and cash flows for the period ended August 21, 2021 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Ser- vices Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Sonatafy Technology, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

The Otaigbe Group
9720 Capital Court Suite #100
Manassas, VA 20110
09/10/2021

The Otaigbe Group

Sonatafy Technology, LLC

Unaudited Consolidated Financial Statements for the

Period of August 21, 2020 Ending August 21, 2021

SONATAFY TECHNOLOGY, LLC
BALANCE SHEET
For the Period August 21, 2020 Ending August 21, 2021
(unaudited)

	As of August 21, 2021
ASSETS	
Current Assets:	
Bank Accounts	$ 171,568
Accounts receivable	$ 184,389
Other Current Assets	$ 25,845
Total Current Assets	$ 381,802
Total Other Assets	$ 52,700
TOTAL ASSETS	$434,502
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Current liabilities:	
Accounts payable	$36,000
Credit Card	$ 6,237
Total Current Liabilities	$42,237
Long term liabilities:	
AJC Capital LLC Loan	$200,000
EastWest LOC	$281,000
Loan – David Turner	$ 77,000
Loan – Jon Lucas Holdings LLC	$450,786
Loan – Mark Wang	$102,000
Total Long-term Liabilities	$1,110,786
TOTAL LIABILITIES	$1,153,023
Equity:	
Opening Balance Equity	$ 40,769
Owner's Investment	$(524,081)
Net Income	$(235,209)
Total Equity	$(718,521)
TOTAL LIABILITIES AND EQUITY	$ 434,502

SONATAFY TECHNOLOGY, LLC
STATEMENT OF OPERATIONS
For the Period August 21, 2020 Ending August 21, 2021
(unaudited)

	As of August 21, 2021
Total Income	$2,397,185
Expenses	
Cost of Revenue	$1,505,557
Investment Raise Expense	$ 6,500
SG&A	$1,120,337
Total Expenses	$2,632,394
Net Income	$(235,209)

SONATAFY TECHNOLOGY, LLC
STATEMENT OF CASH FLOWS
For the Period August 21, 2020 Ending August 21, 2021
(Unaudited)

	As of August 21, 2021
Operating Activities	
Net Income (Loss)	(235,209)
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Depreciation and amortization	6,692
Changes in operating assets and liabilities:	
Increase (Decrease) in Accounts Receivable	(69,352)
Increase (Decrease) in A/R In Collections	(1,829)
Increase (Decrease) in Other Current Assets	(19,349)
Increase (Decrease) in Accounts Payable	31,000
Increase (Decrease) in Other current liabilities	6,237
Increase (Decrease) in Loan – Jimmy Chui	(10,000)
Net cash used in operating activities	(291,810)
Investing Activities	
Purchase of fixed assets	(42,081)
Purchase of trademark/IP	0
Net change in cash from investing activities	(42,081)
Financing Activities	
Issuance of loan – AJC Capital	200,000
Issuance of loan – EastWest LOC Issuance of membership units	281,000
Issuance of SAFEs	0
Increase (Decrease) in Owners' Capital	1,875
Net change in cash from financing activities	482,875
Net change in cash and cash equivalents	148,984
Cash and cash equivalents at beginning of period	22,585
Cash and cash equivalents at end of period	171,569

SONATAFY TECHNOLOGY, LLC
Statement of Equity
For the Period August 21, 2020 Ending August 21, 2021
(unaudited)

Member Name	Class A Units	Beg Balance	Equity	Owner's Investment	Net Loss
SSMX BVI	49,000	$0	$19,977	$(235,800)	$(115,252)
Jon Lucas Holdings, LLC	25,000	$0	$10,192	$(131,020)	$(58,802)
12th Street Ventures, LLC	25,000	$0	$10,192	$(131,020)	$(58,802)
AJC Capital, LLC	1,000	$0	$408	$(5,241)	$(2,352)
Total for all Members	**100,000**	**$0**	**$40,769**	**$(524,081)**	**$(235.209)**

SONATAFY TECHNOLOGY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Period August 21, 2020 Ending August 21, 2021

NOTE 1 – NATURE OF OPERATIONS AND COMPANY STRUCTURE

Sonatafy Technology, LLC (the "Company" or Sonatafy Technology") is a limited liability company formed in the state of Nevada on August 21, 2020. The Company is headquartered in Las Vegas, Nevada and has executive team members in the US and operations throughout Mexico (and soon to be throughout Latin America). The Company is an experienced and diversified Nearshore software development company preferred by clients for best-in-class, software consulting services / expertise and high-level customer service. The Company specializes in building solutions for SaaS, healthcare, life-sciences, and financial industries as it understands software compliance, scalability, IP Security and creating long term relationships.

In August of 2020, the company acquired all of the interests, assets and operations of SSMX Limited. SSMX Limited was a British Virgin Islands software development company owned by one of the members of Sonatafy Technology. As a component of the acquisition, SSMX Limited received no compensation or payments for its ownership (except the Company agreed to take over the Founder loans), primarily because the business was operating as a significant deficit.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

Cash consists of funds held in the Company's checking account. As of August 21, 2021, the Company had $171,568 of cash on hand.

Fixed Assets
Fixed assets are recorded at cost and include all costs necessary to bring the asset to its intended use and all costs required to be included for tax purposes. Depreciation is computed used the modified accelerated costs recovery system ("MACRS") based on the recovery periods of the related assets. MACRS is an IRS approved methodology for accelerating depreciation for business assets purchased. Additionally, the Company is allowed to take bonus depreciation on certain assets in the first year of purchase. After deducting bonus depreciation, the remaining cost is depreciated use the recovery periods noted below.

The Company's fixed assets have the following recovery periods as of August 21, 2021

Computers & Equipment:	5 Years
Furniture and fixtures:	7 Years

In the disposition of fixed assets, the Company recognizes a gain or loss in the statement of operations, which is the net of any proceeds less the net book value of the asset.

Account Receivable Process
The Company invoices Clients on the 1st of every month (with the exception that two clients that are semi-monthly, 1st and 16th); terms are determined within the MSA between the Company and Client. Then, the Client sends the funds via ACH or wire to the Company's AR bank account. All bank accounts are reviewed daily and the transactions are recorded within the accounting records as received. At the end of each day, the Bank sweeps the funds from the Company's AR bank account into the Company's operating account.

Revenue Recognition
The Company recognizes revenue in accordance with GAAP requirements, which generally requires revenues to be included in taxable income when payment is received. Revenue is shown net of any discounts or allowances, if applicable.

The Company's revenue primarily comes from contracts with its customers for the software related services. The Company does not license any software and is not operating as a Software as a Service entity. Revenue is recognized on service contracts as payment is received, typically on a monthly basis.

Income Taxes
The Company is taxed as a partnership, which under the rules of the Internal Revenue Code, the Company is not subject to income taxes as all profits and losses of the Company pass through to its shareholders.

The Company's policy is to record interest expense and penalties in other expense. For the year ended August 21, 2021, there was no interest or penalties incurred and no accrued interest or penalties.

The Company's federal and state tax returns are open for examination for three years from the date of filing.

NOTE 3 – GOING CONCERN

The Company has evaluated its ability to continue as a going concern for one year from the date the financial statements were issued. The Company has concluded that there is not substantial doubt that would indicate going concern issues. In arriving at this conclusion, the Company considered current economic events related to the Covid-19 pandemic and other factors. The Company believes it's unlikely that these factors would have a significant impact on the operations due to a majority of its revenue being related to providing information technology and software related services that are essential to businesses operations and their survival during the pandemic and generally speaking. Additionally, the executives of the Company have a history of being able to raise investments or loans from its members if needed to assist it in continuing its operations.

NOTE 4 – FIXED ASSETS

Fixed assets at August 21. 2021 consists of the following:

	As of August 21. 2021
Computers & equipment	$82,993
Furniture and fixtures	$4,420
Fixed assets, gross	$87,413
Less: accumulated depreciation	(34,713)
Fixed assets, net	$52,700

Depreciation expense was $8,628 for the year ended August 21, 2020 and $6,692 as of August 21, 2021.

NOTE 5 – LOANS AND ORIGINATION FEES

Loans
In November 2020, the Company entered in a loan agreement for a working capital loan of $200,000, with a maturity date of November 2023. The maturity date can accelerate, if the Company has a change of control, if the Chairmen of the Board leaves the Company, or if the company is netting $500k per year. Additionally, the lender has the option to covert the debt to 3% equity on a fully diluted basis, if the Company raises $1 million in total capital in a 12-month period. The loan requires interest only payments at 10% per annum and 1% equity ownership in the Company. Interest payments are due semi-annually. If the loan payments are not made per the terms of the loan agreement, the loan convers for an additional 2% equity.

Loan Origination Fees
The Loan Origination Fees, in Prepaid Expenses, are fees associated with securing the Line of Credit. There were two payments made totaling $16,650. The Company amortizes these related fees over the life of the loan, two years, beginning June 30, 2021.

NOTE 6 – RELATED PARTY TRANSACTIONS

The due from related parties amount relates to related party loans with certain members and managers of the Company. The loans currently do not have any payments that are due. However, the loans are accruing interest at the rate of 1% per annum. The Managers may increase the interest on the related party loans to a maximum rate of 8% per annum. The related party loans are not secured by any assets of the Company. The Company has a CEO Employment agreement for Steve Taplin, through 12th Street Ventures, LLC (who is also a Class A Unit Holder).

NOTE 7 – FAIR VALUE

The carrying amount reported in the balance sheet for cash approximates fair value because of the short-term nature of these financial instruments.

NOTE 8 – SUBSEQUENT EVENTS

Management of the Company monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued.